                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                                  PIXTECH, INC.
                                (Name of Issuer)


                     COMMON STOCK, par value $0.01 per share
                         (Title of Class of Securities)


                                   72583K 10 9

                                 (CUSIP Number)


                                February 26, 1999
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)

     /X/  Rule 13d-1(c)

     / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13G


---------------------
CUSIP NO. 72583K 10 9
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sumitomo Corporation

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    JAPAN
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                      160,000 shares of Common Stock
                      In addition, if the Convertible Note were converted on
                      December 6, 1999, 2,853,567 additional shares of Common
                      Stock, representing the number of shares into which the
                      $4,194,743 outstanding principal amount of Convertible
                      Note was convertible on such date (1)
   NUMBER OF       -------------------------------------------------------------
    SHARES         6  SHARED VOTING POWER
 BENEFICIALLY         NONE
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     7  SOLE DISPOSITIVE POWER
    PERSON            160,000 shares of Common Stock
     WITH             In addition, if the Convertible Note were converted on
                      December 6, 1999, 2,853,567 additional shares of Common
                      Stock, representing the number of shares into which the
                      $4,194,743 outstanding principal amount of Convertible
                      Note was convertible on such date (1)
                   -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      NONE
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     160,000 shares of Common Stock
     In addition, if the Convertible Note were converted on December 6, 1999, 2,853,567 additional shares of Common Stock, representing the number of shares into which the $4,194,743 outstanding principal amount of Convertible Note was convertible on such date (1)


--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.7%, including (a) 160,000 shares of Common Stock currently held and (b) if the Convertible Note were converted on December 6, 1999 (based on 36,044,284 Shares of Common Stock reported to be outstanding as of November 5, 1999 in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(3) on November 12, 1999, plus the shares of Common Stock currently held and issuable upon conversion of the Convertible Note referred to in Items 5, 7 and 9 above)

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    CO
--------------------------------------------------------------------------------
    (1) Sumitomo Corporation ("Sumitomo") and PixTech, Inc. ("PixTech") entered into a convertible note (the "Note") on October 27, 1997 in the original principal amount of $5,000,000, which was convertible at Sumitomo's election, after the 18-month anniversary of the date of the Note (or after April 27, 1999), into shares of Common Stock of PixTech. The number of shares of PixTech Common Stock issuable upon conversion of the Note is equal to (a) the amount of the outstanding principal balance of the Note converted divided by (b) an amount equal to eighty percent (80%) of the average closing price on the Nasdaq National Market System of a share of PixTech Common Stock over the twenty consecutive trading days immediately prior to the date of the conversion notice (the "Conversion Price").

     Under Rule 13d-3(d) of the Securities Exchange Act of 1934, "beneficial owner" includes those persons who have the right to acquire beneficial ownership of registered securities within sixty days, including through conversion of a security, or in the case of the Note, on or after February 26, 1999. As of December 6, 1999, Sumitomo had converted an aggregate of $805,257 principal amount of the Note on August 23, August 25, October 25, November 15, November 18, November 22, November 29 and December 1, 1999 and received 550,000 shares upon such conversions. As of December 6, 1999, Sumitomo sold 390,000 shares received upon conversions and 160,000 shares are currently held. On December 6, 1999, the outstanding principal balance of the Note was $4,194,743 and Sumitomo had the right to acquire 2,853,567 shares of PixTech Common Stock, based on a Conversion Price of $1.47.

SCHEDULE 13G
SUMITOMO CORPORATION


ITEM 1.

     (a)    Name of Issuer:  PixTech, Inc.

     (b)    Address of Issuer's Principal Executive Offices:

            Avenue Olivier Perroy 13790
            Rousset, France

ITEM 2.

     (a)    Name of Person Filing:

            Sumitomo Corporation

     (b)    Address of Principal Business Office or, if none, Residence:

            5-33, Kitahama 4-chome
            Chuo-ku
            Osaka  JAPAN  540-8666

     (c)    Citizenship:  Japan

     (d)    Title of Class Securities:  Common Stock, par value $0.01 per share

     (e)    CUSIP Number:  72583K 10 9

ITEM 3.

     Not applicable.

ITEM 4.     OWNERSHIP

     (a)    Amount Beneficially Owned:

            160,000 shares of Common Stock In addition, if the Convertible
               Note were converted on December 6, 1999, 2,853,567 additional shares of Common Stock, representing the number of shares into which the $4,194,743 outstanding principal amount of Convertible Note was convertible on such date (1)


     (b) Percent of Class: 7.7%, including (a) 160,000 shares of Common Stock currently held and (b) if the Convertible Note were converted on December 6, 1999 (based on 36,044,284 Shares of Common Stock reported to be outstanding as of November 5, 1999 in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(3) on November 12, 1999, plus the shares of Common Stock currently held and issuable upon conversion of the Convertible Note referred to in Item 4(a) above)

     (c)    Number of shares as to which such person has:

SCHEDULE 13G
SUMITOMO CORPORATION


                (i)    sole power to vote or to direct the vote:

                          160,000 shares of Common Stock In addition, if the Convertible Note were converted on December 6, 1999, 2,853,567 additional shares of Common Stock, representing the number of shares into which the $4,194,743 outstanding principal amount of Convertible Note was convertible on such date (1)

                (ii)   shared power to vote or to direct the vote:

                       None

                (iii)  sole power to dispose or to direct the disposition of:

                          160,000 shares of Common Stock In addition, if the Convertible Note were converted on December 6, 1999, 2,853,567 additional shares of Common Stock, representing the number of shares into which the $4,194,743 outstanding principal amount of Convertible Note was convertible on such date (1)

                (iv)   shared power to dispose or to direct the disposition of:

                       None

     (1) Sumitomo and PixTech entered into the Note on October 27, 1997 in the original principal amount of $5,000,000, which was convertible at Sumitomo's election, after the 18-month anniversary of the date of the Note (or after April 27, 1999), into shares of Common Stock of PixTech. The number of shares of PixTech Common Stock issuable upon conversion of the
     Note is equal to (a) the amount of the outstanding principal balance of the Note converted divided by (b) an amount equal to eighty percent (80%) of the average closing price on the Nasdaq National Market System of a share of PixTech Common Stock over the twenty consecutive trading days immediately prior to the date of the conversion notice (the "Conversion Price").

     Under Rule 13d-3(d) of the Securities Exchange Act of 1934, "beneficial owner" includes those persons who have the right to acquire beneficial ownership of registered securities within sixty days, including through conversion of a security, or in the case of the Note, on or after February 26, 1999. As of December 6, 1999, Sumitomo had converted an aggregate of $805,257 principal amount of the Note on August 23, August 25, October 25, November 15, November 18, November 22, November 29 and December 1, 1999 and received 550,000 shares upon such conversions. As of December 6, 1999, Sumitomo sold 390,000 shares received upon conversions and 160,000 shares are currently held. On December 6, 1999, the outstanding principal balance of the Note was $4,194,743 and Sumitomo had the right to acquire 2,853,567 shares of PixTech Common Stock, based on a Conversion Price of $1.47.

     The shares of Common Stock reported herein are securities which Sumitomo may

SCHEDULE 13G
SUMITOMO CORPORATION


     acquire in the future through the conversion of the Note. The Conversion Price fluctuates depending upon the closing price of PixTech Common Stock. As a consequence, the number of shares of Common Stock into which the Note may be converted, and consequently the number of shares of such securities which Sumitomo may be deemed to beneficially own, may fluctuate on a daily basis based solely on the market price of the Common Stock and without any action taken by Sumitomo.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable.

ITEM 10.      CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
SUMITOMO CORPORATION


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date:  December 6, 1999



                                              /s/ Akio Yamane
                                           ------------------------------------
                                           Name:  Akio Yamane
                                           Title:  Deputy General Manager,
                                           Electronics Department
                                           Sumitomo Corporation